Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 3 DATED JUNE 20, 2014

TO THE PROSPECTUS DATED APRIL 29, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2014, relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 1, dated April 29, 2014, and Supplement No. 2, dated May 29, 2014. Terms used and not otherwise defined in this Supplement No. 3 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

  the status of our public offerings; and
  the extension of our public offering.

Status of Our Public Offerings

On October 12, 2012, we commenced a follow-on public offering of up to $1,000,000,000 in shares of our common stock. As of June 18, 2014, we had accepted investors’ subscriptions for, and issued, 4,198,755 shares of our common stock in our follow-on offering, including 97,145 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $41,016,102. As of June 18, 2014, we had accepted investors’ subscriptions for, and issued, 5,325,008 shares of our common stock in our initial public offering and follow-on offering, including 126,727 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $51,982,815.

Extension of Our Public Offering

Our board of directors has elected to extend our follow-on public offering of shares of our common stock, in accordance with the terms established in our prospectus. Our follow-on public offering, which was scheduled to terminate on October 12, 2014, has been extended for up to an additional year. However, we currently expect to terminate our follow-on public offering on January 31, 2015.